Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2023

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2023

The amounts are stated in U.S. dollars in thousands, except share and per share data

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	December 31,	June 30,
	2022	2023
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$12,448	$15,618
Bank deposits	12,500	13,500
Marketable securities	8,678	17,863
Receivables from collaborative and licensing arrangements	7,858	2,205
Prepaid expenses and other current assets	1,571	2,405
TOTAL CURRENT ASSETS	43,055	51,591

NON-CURRENT ASSETS:
Restricted long-term deposits and cash	1,288	1,293
Property and equipment, net	660	569
Operating lease right-of-use assets	876	709
Other long-term receivables	-	229
Funds in respect of employee rights upon retirement	749	712
TOTAL NON-CURRENT ASSETS	3,573	3,512

TOTAL ASSETS	$46,628	$55,103
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$251	$461
Other accounts payable	2,360	4,773
Current maturities of operating leases	718	433
TOTAL CURRENT LIABILITIES	3,329	5,667

LONG-TERM LIABILITIES
Operating leases liabilities	54	136
Liability for employee rights upon retirement	1,032	1,004
TOTAL LONG-TERM LIABILITIES	1,086	1,140
TOTAL LIABILITIES	4,415	6,807

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2022 and June 30, 2023; issued and outstanding: 23,129,469 and 27,805,954 as of December 31, 2022 and June 30, 2023, respectively.	638	771
Additional paid-in capital	234,640	257,281
Accumulated deficit	(193,065)	(209,756)
TOTAL SHAREHOLDERS' EQUITY	42,213	48,296
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$46,628	$55,103

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2022	2023	2022	2023
LICENSE REVENUES	$3,521	$894	$3,518	$594
RESEARCH AND DEVELOPMENT EXPENSES	6,422	14,698	2,380	5,312
GENERAL AND ADMINISTRATIVE EXPENSES	3,512	3,786	1,601	1,809
OPERATING LOSS	$6,413	$17,590	$463	$6,527
FINANCIAL INCOME, net	(682)	(899)	(329)	(557)
LOSS FOR THE PERIOD	$5,731	$16,691	$134	$5,970
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$0.25	$0.63	$0.01	$0.22
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	23,127,958	26,306,484	23,128,429	27,660,326

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2022	23,126,804	638	233,098	(178,142)	55,594
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2022:
Loss for the period				(5,731)	(5,731)
Exercise of options	2,665	*	15		15
Share-based compensation			473		473
BALANCE AT JUNE 30, 2022	23,129,469	638	233,586	(183,873)	50,351

BALANCE AS OF JANUARY 1, 2023	23,129,469	638	234,640	(193,065)	42,213
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2023:
Loss for the period				(16,691)	(16,691)
Issuance of shares and warrants through public offering, net of issuance costs	2,560,000	74	11,468		11,542
Issuance of shares and warrants through private placement from the controlling shareholder	2,000,000	56	9,944		10,000
Exercise of options	116,485	3	177		180
Share-based compensation			1,052		1,052
BALANCE AT JUNE 30, 2023	27,805,954	771	257,281	(209,756)	48,296

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF APRIL 1, 2022	23,127,669	638	233,224	(183,739)	50,123
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2022:
Loss for the period				(134)	(134)
Exercise of options	1,800	*	10		10
Share-based compensation			352		352
BALANCE AT JUNE 30, 2022	23,129,469	638	233,586	(183,873)	50,351

BALANCE AS OF APRIL 1, 2023	25,702,237	712	246,678	(203,786)	43,604
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2023:
Loss for the period				(5,970)	(5,970)
Issuance of shares and warrants through private placement from the controlling shareholder	2,000,000	56	9,944		10,000
Exercise of options	103,717	3	161		164
Share-based compensation			498		498
BALANCE AT JUNE 30, 2023	27,805,954	771	257,281	(209,756)	48,296

* less than $1 thousand.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30
	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(5,731)	$(16,691)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	327	185
Changes in accrued liability for employee rights upon retirement, net	37	9
Share-based compensation expenses	473	1,052
Financial expenses (income), net	(126)	(1)
Net changes in operating leases	(173)	(36)
Changes in fair value of marketable securities	135	(66)
Changes in operating asset and liabilities:
Receivables from collaborative and licensing arrangements (including long-term)	7,792	5,653
Prepaid expenses, other current assets and other long-term receivables	(891)	(1,063)
Accounts payable, accrued expenses and other	(8,387)	2,623
Net cash used in operating activities	(6,544)	(8,335)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(102)	(94)
Investment in marketable securities	(10,006)	(17,114)
Proceeds from sales and maturity of marketable securities	1,734	7,995
Short-term deposits	448	(1,000)
Restricted long-term deposits	9	12
Net cash used in investing activities	(7,917)	(10,201)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	15	180
Proceeds from issuance of shares and warrants through placement from the controlling shareholder	-	10,000
Proceeds from issuance of shares and warrants through public offering, net of issuance costs	-	11,542
Net cash provided by financing activities	15	21,722
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	126	1
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(14,320)	3,187
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	21,235	13,598
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIOD	$6,915	$16,785
Cash and Cash equivalents	5,765	15,618
Restricted cash	1,150	1,167
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	6,915	16,785
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Recognition of new operating lease ROU and liabilities	$88	$190
SUPPLEMENTARY INFORMATION:
Interest received	$153	$590

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (collectively with its U.S. subsidiary, the Company) is an Israeli Company incorporated in 1997.

The Company is a clinical stage specialty pharmaceutical company focused on developing and commercializing topical dermatological drug products. The Company has two approved drugs: (i) Twyneo®, which was developed for the treatment of acne vulgaris and received marketing authorization by the U.S. Food and Durg Administration (the "FDA") on July 27, 2021 and (ii) Epsolay®, a treatment for subtype II rosacea that received marketing authorization by the FDA on April 25, 2022.  In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of Twyneo® and Epsolay®, in the United States, see note 5. On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician. In addition to the novel products, the Company’s products included the approved generic products Acyclovir, Ivermectin and other generic product candidates.  In November 2021, the Company entered into an agreement with Padagis, to sell its rights in relation to ten generic collaborative agreements between the parties, including the agreements for the two aforementioned approved generic drug products. Under the new agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates, see note 4b.

On January 27, 2023 the Company entered into an asset purchase agreement with PellePharm, Inc. (hereafter-“PellePharm”), pursuant to which the Company agreed to purchase all of the assets related to the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome (such compound designated as investigational compound SGT-610). On January 30, 2023, upon closing of the transaction, the Company was required to pay an upfront payment (hereafter- "upfront payment") of $4.7 million to PellePharm. The upfront payment is paid as follows: (i) $4 million was paid upon closing and (ii) $0.7 million will be paid, subject to the terms as defined in the Agreement, 15 months from the closing date. In addition, the Company will be required to pay total development and NDA acceptance milestones of up to $6 million, and up to $64 million in commercial milestones which amount increases to $89 million when sales exceed $500 million as well as single digit royalties which increase to double digit royalties when sales exceed $500 million.

The upfront payment and the additional development milestone payments under the PellePharm agreement represent payments for research and development in-process ("IPR&D") acquired as part of an asset purchase, which has not reached technological feasibility and has no alternative future use. Accordingly, such payments are expensed as incurred and are recognized as research and development expenses.

The Company has a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"). The Subsidiary supports the Company with regard to marketing, regulatory affairs and business development relating to its products and technology in the U.S.

Risk and Uncertainties

Since incorporation through June 30, 2023, the Company has an accumulated deficit of $209,756 and its activities have been funded mainly by its shareholders, collaboration revenues and license agreements, see also Notes 4 and 5. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS (continued):

In addition, management is continuing to analyze cash resources and considering raising additional funding from different sources, such as corporate collaborations, public or private equity offerings and/or debt financings. Management expects that the Company's cash and cash equivalents, deposits and marketable securities as of June 30, 2023 will allow the Company to fund its operating plan through at least the next 12 months from the condensed financial statement issuance date. See also note 8 with regards to cost-saving measures, management adopted subsequent to June 30, 2023.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

a.
Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2023, the consolidated results of operations and the statements of changes in shareholders' equity for the six month periods ended June 30, 2023 and 2022 and the statements of cash flows for the six month period ended June 30, 2023 and 2022.

The consolidated results for the six month period ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2022. The comparative balance sheet at December 31, 2022 has been derived from the audited financial statements at that date but does not include all disclosures required by U.S. GAAP.

b.
Loss per share

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Potential ordinary shares include outstanding stock options and warrants, which are included under the treasury stock method when dilutive.

The calculation of diluted loss per share does not include 5,961,999 and 7,120,463 options and warrants for the six and three months ended June 30, 2023 and 3,713,296  and 4,085,416 options and warrants for the six and the three months ended June 30, 2022, respectively, because the effect would be anti-dilutive.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 3 – MARKETABLE SECURITIES:

The following table sets forth the Company’s marketable securities for the indicated periods:

	December 31,	June 30,
	2022	2023
Level 2 securities:
U.S government and agency bonds	1,494	-
Other foreign government bonds	-	3,899
Corporate bonds*	7,184	13,964
Total	8,678	17,863

* Investments in Corporate bonds rated A or higher.

The Company elected the fair value option to measure and recognize its investments in debt securities in accordance with ASC 825, Financial Instruments as the Company manages its portfolio and evaluates the performance on a fair value basis.

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the indicated periods:

	Marketable securities
	For the year ended December 31, 2022	For the Six Months ended June 30, 2023

Balance at beginning of the period	1,709	8,678
Additions	10,006	17,114
Sale or maturity	(2,918)	(7,995)
Changes in fair value during the period	(119)	66
Balance at end of the period	8,678	17,863

As of June 30, 2023, the Company’s debt securities had the following maturity dates:

Market value
June 30,
2023
Due within one year	7,445
Between 1-2 years	10,418

The carrying amount of the cash and cash equivalents, bank deposits, restricted cash, restricted long term deposits, receivables from collaborative arrangements, accrued expenses and other liabilities approximates their fair value.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 4 – COLLABORATION AGREEMENTS:

a.
In 2007, the Company granted rights to a third party for use and commercialization of a product for skin protection. Under this agreement, the Company is entitled to royalties during the years 2016 to 2024. Based on current sales, royalties are not material.

b.
In 2016 through 2020, the Company entered into several collaboration agreements mainly with one partner (the "Partner") for the development, manufacturing and commercialization of several generic product candidates. Under the agreements, the Partner is obligated to conduct regulatory, scientific, clinical and technical activities necessary to develop the product and prepare and file ANDA, with the FDA and gain regulatory approval. The Company participates in the development of the product candidates, including participation in joint steering committees and is obligated for sourcing the active pharmaceutical ingredient (API) during the development phase.

Upon FDA approval, the Partner has exclusive rights and is required to use diligent efforts to commercialize these products in territories defined under the agreements, including all required sales, marketing and distributing activities associated with the agreements. The Company is entitled to a share of the Partner's gross profits related to the sale of the products, as such term is defined in each of the agreements.

These Agreements are considered to be within the scope of ASC 808, as the parties are active participants and exposed to the risks and rewards of the collaborative activity.

The Company recognizes collaboration revenue when the related sales occur.

In November 2021, the Company entered into a new agreement (the "New Agreement") with the Partner, to sell its rights in relation to ten generic collaborative agreements between the parties, including the agreements for two approved generic drug products. Under the New Agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates. Following the signing of the New Agreement, the Company is no longer entitled to receive its share in profit  as detailed above, other than with respect to the two generic drug programs related to four generic products.

Under the terms of the New Agreement, effective as of November 1, 2021, the Company will unconditionally receive $21,500 over 24 months, in lieu of its share in future gross profits for the two approved generic drug products and its potential gross profits for eight unapproved generic programs. The Company received $1,250 as an upfront payment and $20,250 in eight equal quarterly instalments. The New Agreement also provides that effective as of November 1, 2021, the Company will cease paying any outstanding and future operational costs related to these collaborative agreements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 5 – LICENSE AGREEMENTS:

a.
In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of Twyneo® and Epsolay® in the United States. Following the FDA approvals for each of the products and under the license agreements, the Company received $7.5 million for Twyneo® and $3.5 million for Epsolay® as regulatory approval milestone payments. The Company is also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.

According to the agreement, the Company has an option to regain commercialization rights five years following first commercialization.

On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician, See note 1. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician, See also note 1. During the six months ended June 30, 2023, the Company recognized $466 as royalties revenues in respect of the license agreement for both products. During the six months ended June 30, 2022, the Company recognized $3.5 million as milestone revenues in respect of the license agreement and the FDA approval of Epsolay®.

b.
On June 6, 2023, the Company and Searchlight Pharma Inc. (“Searchlight”), a private Canadian specialty pharmaceutical company, signed on an exclusive license agreements for TWYNEO and EPSOLAY for the Canadian market, over a fifteen-year term that is renewable for subsequent five-year periods. Searchlight will be responsible for obtaining and maintaining any regulatory approvals required to market and sell the drugs in Canada, with support from the Company.

Under the agreement, the Company will receive up to $11 million in potential upfront payments and regulatory and sales milestones for both drugs, combined. In addition, the Company will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens.

In June 2023, the Company received $500 as an upfront payment in connection with the license agreement and related support provided to Searchlight for obtaining the regulatory approval in the Canadian market. The Company is also required to support Searchlight during such period if needed based on agreed upon rates. The Company has identified two performance obligations in the license agreement as follows: (i) the license to market the products in Canada; and (ii) continuing support during the regulatory approval process. Accordingly, the Company recognized $380 as license revenue in the period and recorded $120 as contract liability in respect of the support services.

NOTE 6 – SHARE CAPITAL:

a.	Ordinary shares

On January 27, 2023, the Company entered into a securities purchase agreement (hereafter - “Purchase Agreement”) with Armistice Capital, pursuant to which the Company issued to Armistice Capital (i) 2,560,000 ordinary shares of the Company, par value NIS 0.1 per share in a registered direct offering at a price of $5.00 per ordinary share and (ii) in a concurrent private placement unregistered warrants to purchase up to 2,560,000 Ordinary Shares (the "Investor Warrants"). Each of the Investor Warrants are exercisable for one ordinary share, have an exercise price of $5.85 and will become exercisable beginning six months from the date of issuance and will expire on January 27, 2028. The sale of the Ordinary Shares in the Registered Direct Offering was made by means of a shelf registration statement. The Offering closed on January 31, 2023. The gross proceeds from the Offering were approximately $12.8 million.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 6 – SHARE CAPITAL (continued)

Concurrently with the signing of the Purchase Agreement, the Company also entered into a subscription agreement (hereafter -  “Subscription Agreement”) between the Company and M. Arkin Dermatology Ltd., the Controlling Shareholder of the Company, pursuant to which M. Arkin Dermatology Ltd. agreed to purchase 2,000,000 unregistered Ordinary Shares and unregistered warrants to purchase up to 2,000,000 ordinary shares (the “PIPE Warrants” and, together with the Investor Warrants, the “Warrants”) in a concurrent private placement (hereafter-  “Affiliate Private Placement"), at a price equal to the offering price of the Ordinary Shares in the Offering. The Affiliate Private Placement agreement was contingent on certain conditions and was approved by the Company’s shareholders on March, 2023.  The total proceeds of $10,000 were received in April 2023.

b.	Options grants

1)	During the Six months ended June 30, 2023, the Company granted 749,750 options to employees and executive officers:
i.
In March 2023, the Company granted a total of 53,092 options to several employees to purchase ordinary shares at an exercise price of $4.63 and $5.6 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

ii.
In March 2023, the Company granted a total of 439,314 options to several Executive Officers to purchase ordinary shares at an exercise price of $5.6 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

iii.
In March 2023, the board of directors approved and recommended the Company's shareholders to approve a grant of 257,344 options to the Company's CEO to purchase ordinary shares at an exercise price of $5.6 per share. The Company's shareholders approved the grant in July 2023.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

The weighted average fair value of options granted in 2023 was $2.01 The underlying data used for computing the fair value of the options are as follows:

2023
Value of one ordinary share	$3.8
Dividend yield	0%
Expected volatility	56%
Risk-free interest rate	4.1%
Expected term	7 years

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 6 – SHARE CAPITAL (continued)

c.	Option plan

In March 2023, the Company’s Board of Directors approved an increase of the ordinary shares that may be issued under the Company’s Plan by reserving an additional amount of 1,250,000 ordinary shares.

NOTE 7 – RELATED PARTIES:

a.	Related parties include the controlling shareholder and companies under his control, the board of directors and the executive officers of the Company.

b.	As to options and restricted shares granted to directors and executive officers, see note 6.

NOTE 8 – SUBSEQUENT EVENT:

On August 10, 2023, following recent assessment of partner licensing revenues and the delay in the development of SGT-210, the Company announced a restructuring plan to reduce operating expenses as part of cost-saving measures. The Plan’s cost-saving measures includes workforce reductions of about 25 employees, as well as other cost-mitigation measures.